July 3, 2012

Duc Dang, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:                 Home Properties, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-13136

Dear Mr. Dang:

This letter sets forth the response of Home Properties, Inc (the “Company”) to your letter, dated June 22, 2012, setting forth comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s filing listed above.  For your convenience, the comments are reproduced below before the Company’s response.

General

1.      We note the reference to rent controls on page 15 and your disclosure on page 16 that approximately 9% of your apartment units are subject to some form of limitations. As rental limitations appear to affect your ability to obtain market rents, please tell us how specific properties are affected by the limitations imposed and include such disclosure in future Exchange Act periodic reports. Alternatively, please explain to us why you believe such disclosure is not material.

Company response:

For purposes of the risk factor disclosures on pages 15 and 16, the Company combines two categories of rental rate limitations.  Of the 9% (or 3,855 units) subject to some form of restriction, 2,675 units, or approximately 6% of total apartment units, have a restriction on rent increases that are indexed either on CPI (which has averaged 1.8% over the three year period 2009 through 2011) or a maximum of 4% to 5% upon renewal.  For these properties, the Company has experienced rent increases that are consistent with those that are not subject to rent increase restrictions.  For the remaining 1,180 units, or approximately 3% of total apartment units, the Company is subject to various housing authority contracts which limit rent charges to a formula based either on resident income or area rental rate averages.  In these regions, affordable units are a common occurrence such that the rates being charged are the market rates for this type of unit.  As of December 31, 2011, the Company estimates that the average rent on these 1,180 units as compared to the market rent was approximately 5% to 15% lower and is clearly not significant to the individual properties or the Company as a whole.  In all cases, both the rental rate limitations and housing authority contracts were in effect on the date of the individual property acquisitions by the Company and were therefore factored into the original purchase price.

In future Exchange Act reports, the Company will quantify the current and potential impact of rental rate limitations on its results of operations should they become significant either due to a change in the unit mix or economic conditions.

Item 2. Properties, page 21

2.  In future periodic Exchange Act reports, please clarify if average monthly rent rates per apartment takes into account tenant concessions. If not, please tell us how you will quantify the impact of tenant concessions.

Company response:

Average monthly rents do take into account tenant concessions.  As noted in Part IV, Item 15(a)1 and 15(a)2 under footnote 2, page 67, rental income includes the amortization of lease concessions which are recognized on a straight-line basis over the term of the lease.  In future Exchange Act reports, the Company will clearly indicate this as a footnote to the communities wholly owned schedule included within Item 2, Properties.

Redevelopment, page 26

3.  In future periodic Exchange Act reports, please disclose the costs that have been incurred in redeveloping Arbor Park. Additionally, please disclose the amount you anticipate will be necessary to incur to complete redeveloping this property and the anticipated completion date.

Company response

In future Exchange Act reports, the Company will disclose the costs that have been incurred, the remaining amount we estimate to complete and the anticipated completion date for the Arbor Park redevelopment project.

Conclusion

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions or additional comments on the financial statements please call me at 585-295-4260 or Rob Luken, the Company’s Senior Vice President, Treasurer and Chief Accounting Officer, at 585-246-4161.

Sincerely,

HOME PROPERTIES, INC.

/s/ Kenneth O. Hall

Kenneth O. Hall, CPA, CMA, CFM
Vice President and Controller

KOH

cc: Rob Luken